EXHIBIT 14.(a).2




            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We consent to the use in this Annual Report on Form 20-F of ACS-Tech 80 Ltd. ("ACS") of our report dated May 6, 2004, relating to the financial statements of Technology 80 Inc. as of and for the years ended December 31, 2003 and 2002, and our report dated January 28, 2002, relating to the consolidated financial statements of Technology 80 Inc. and Subsidiary as of and for the years ended December 31, 2001 and 2000, which are included in this Form 20-F of ACS and to incorporation by reference in the registration statement on Form S-8 (No.333-13198).

/s/ Lurie Besikof Lapidus & Company, L.L.P
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Lurie Besikof Lapidus & Company, L.L.P
July 14, 2004